

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2008

Mr. H.P. Mechler
Chief Financial Officer
Imperial Sugar Company
One Imperial Square
8016 Highway 90-A, P.O. Box 9
Sugar Land, Texas 77487-0009

> **Re: Imperial Sugar Company**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed December 10, 2007**
> **Form 10-Q for Three Months Ended December 31, 2007**
> **Filed January 29, 2008**
> **File No. 000-16674**

Dear Mr. Mechler:

        We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on December 10, 2007

Financial Statements and Supplementary Data, page 31

1.   It appears that the gross margin measures presented in your quarterly financial data on this page and in your MD&A discussions on pages 22 and 24 may inappropriately exclude depreciation expenses attributable to cost of sales. Exclusion of such expenses from this measurement would be considered a non-GAAP measure, not complying with Item 302 of Regulation S-K. Additionally, if such expenses are excluded, the cost of sales line item in your statements of operations on page 41 would need parenthetical notation indicating that such cost excludes depreciation shown separately below, to comply with SAB Topic 11:B. Tell us the impact on your gross margin measures if depreciation expenses attributable to cost of sales were included.

Financial Statements, page 40

Statements of Operations, page 41

2.   We note that you classified the $3.7 million gain on commodity exchange seats resulting from the ICE merger with NYBOT, as discussed on page 48, as operating income in your statements of operations. Tell us why you believe this gain is an operating, rather than non-operating, income item.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief